News Release

Burcon Announces Fiscal 2021 Results and Reviews Operations

Vancouver, British Columbia, June 29, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of clean-label, plant-based proteins for foods and beverages, reported results for the fiscal year ended March 31, 2021.

"Fiscal 2021 and the year to date was a transformational period for Burcon, reinforcing our position as a leader in the development of plant-based proteins," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "We began and finished the year in a strong financial position allowing us to focus on supporting our joint venture, Merit Functional Foods.  Merit Foods, which formally completed construction of its state-of-the-art protein production facility during the year, will produce, under license, Burcon's game-changing pea and canola protein ingredients.  We were pleased, during the past year, to welcome Bunge Limited, a leading agribusiness and food company, as a 25% equity partner in the Merit Foods joint venture.  We also advanced our R&D pipeline and entered discussions with potential new partners to bring Burcon's other innovative plant-based proteins to market.  Merit reached a significant milestone near year-end when it achieved first end-to-end commercial production run of its best-in-class pea proteins and subsequent to the year-end, Merit also achieved first end-to-end production runs of its novel line of canola protein ingredients."

Fiscal 2021 Operational Highlights

Burcon's primary focus during fiscal 2021 was to support Merit Foods to complete and commission its flex production facility.

During the year, Merit Foods:

  secured $85 million of financing from a consortium of lenders including Export Development Canada and Farm Credit Canada;
  secured additional debt financing of $10 million, in the form of a 10-year interest free loan from Agri-Food Canada's AgriInnovate Program ("AIP");
  received a $30 million equity investment from Bunge Limited (NYSE:BG), a leading international agribusiness and food company, supporting Merit's goal to bring pea and canola proteins to market;
  formally completed construction of its 94,000 square foot state-of-the-art plant protein production facility on December 31, 2020;
  achieved first commercial production runs of Peazazz® and Peazac® pea proteins, and received overwhelming amount of interest from the food and beverage industry.

During fiscal 2021, Burcon:

  successfully identified processing techniques to improve and modify the functionality of our plant-based proteins for Nestle;
  converted $7.8 million of its outstanding convertible debentures issued on December 10, 2019 into common shares of the Company;
  received proceeds of $5.0 million from the exercise of warrants; and
  agreed to terminate the CLARISOY® license agreement with ADM.

Subsequent to the year-end:

  Merit Foods achieved first commercial production of its novel lineup of Puratein® canola proteins at its just completed protein production facility, which is now the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second-largest oilseed crop;
  Merit Foods received a second co-investment from Protein Industries Canada, providing funds to develop new plant-based products using Merit's pea and canola protein ingredients; and
  Burcon was approved for a dual listing, with its shares now also trading on The NASDAQ Capital Market.

Management Commentary

Fiscal 2021 was a year highlighted by strong milestone execution and value creation for Burcon.  Our years of effort to develop plant-based protein ingredients that are better-for-you and better-for-the-planet have culminated into the commissioning of Merit's 94,000sqft state-of-the-art protein production facility, where it will produce Burcon's unique pea and canola protein ingredients.  Merit achieving first commercial production runs of its pea and canola proteins required tremendous amount of effort from both the teams at Merit and Burcon.  Merit's facility is now the world's first and only commercial-scale facility to have the capability of producing non-GMO food-grade canola proteins.

During fiscal 2021, Burcon announced that Merit Foods secured, through three separate transactions, a total of $95 million in debt financing and another $30 million in equity from a new partner.  The capital raised helped support Merit in building out and expanding phase 1 of its protein production facility.

The first was an $85 million debt financing package, provided by a syndicate of lenders including Export Development Canada, Farm Credit Canada and the Canadian Imperial Bank of Commerce.  To facilitate the debt financing package, Burcon provided a short-term letter of credit in the amount of $6.5 million and provided a $4 million guarantee of Merit Foods' debt obligations, both of which were released as of August 28, 2020.

The second was a $10 million financing in the form of a 10-year interest free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  The interest free loan, repayable over 10 years, was approved under Agriculture and Agri-Food Canada's AgriInnovate Program.  Burcon provided a guarantee of Merit Foods' obligations under the AIP Loan.

The third was a $30 million investment from a new equity partner, Bunge Limited, a leading international agribusiness and food company.  The investment was completed by way of a subscription by Bunge for shares from treasury and the advancement of shareholder loans by Bunge.  Concurrently with the investment, Bunge purchased additional shares and debt from Burcon's joint venture partners.  As a result of the investment, Bunge now owns a 25% equity interest in Merit Foods, Burcon now owns a 33.33% equity interest in Merit Foods and Burcon's joint venture partners now own, collectively, the remaining 41.67% equity interest in Merit Foods.

During the year, Burcon and ADM agreed to terminate the License and Production Agreement dated March 4, 2011, for Burcon's CLARISOY® soy technologies.  Burcon is currently in discussions with potential partners that include soy protein producers and consumer product companies that could benefit from a partnership with Burcon on its soy protein technologies. Soy protein is a complete plant-based protein ingredient that accounts for the largest share of the overall plant-based proteins market.  Burcon intends to pursue all available opportunities to commercialize and monetize its soy protein intellectual property portfolio.

Burcon's team at the Winnipeg Technical Centre has supported Merit Foods during the past year through: assisting in the completion and commissioning of the production facility; continued applications work on potential customer products; and sample production for food and beverage companies who have expressed an interest in Peazazz® and Peazac® or Merit's canola proteins.

In addition, Burcon's team of scientists and engineers continued to develop and tailor Merit's pea and canola proteins for use in Nestlé's plant-based food and beverage offerings.  Our team made significant progress in our development work for Nestlé, the largest food and beverage company in the world, with the goal of Merit supplying Nestlé with its innovative pea and canola protein ingredients.  The collaboration between Nestlé and Burcon/Merit Foods was designed to provide Nestlé access to Burcon's unique expertise and a new range of high-quality plant-based protein ingredients.

Subsequent to the year-end, Burcon announced that Merit Foods achieved the first commercial "end to end" runs of its line of Puratein® canola protein ingredients.  This was a significant milestone achievement for Burcon as we have been developing our canola protein technologies for more than twenty years and strongly believe in the potential of canola proteins to be used as a source of protein nutrition and function in the massive plant-based food and beverage market.

Burcon announced that its shares began trading on The Nasdaq Capital Market as of May 25, 2021.  Our dual listing marks yet another milestone achievement for Burcon that can help build long-term shareholder value through increased awareness and improved trading liquidity.

In the coming year, Burcon will continue to assist Merit Foods with the commissioning and optimization of the commercial production facility.  Burcon will also continue to conduct research and pursue additional partnership opportunities to bring its other plant-based protein technologies to market.

Financial Results (in Canadian dollars)

Revenues totaled $259,000 for the year, as compared to $31,000 in the same year-ago period.  During fiscal 2021, Burcon recorded $250,000 in research income for the joint development agreement with Nestle.  Burcon recorded $9,000 in royalty revenues during the year, as compared to $31,000 in the same year-ago period.  In August 2020, Burcon and ADM agreed to terminate the license and production agreement for CLARISOY®.

Net loss totaled $618,000 or $0.01 per basic and diluted share for fiscal 2021, as compared to a net loss of $4.6 million or $0.06 per basic and diluted share in fiscal 2020.

Burcon recorded $2.4 million as its share of loss in Merit Foods for the year, as compared to $940,000 in fiscal 2020.  Merit recorded a loss of $6.8 million for the year ended March 31, 2021, as compared to $2.4 million in fiscal 2020.  The higher loss reflects Merit Foods' pre-production operating costs of the flex production facility for the full year as it completed and began the commissioning of the production facility.  As a result of Bunge's investment in Merit Foods and dilution of Burcon's investment in Merit Foods from 40% to 33.3%, Burcon recorded a gain on dilution of the investment in Merit Foods of $6.4 million.

Gross research and development expenses totaled $2.3 million for the year, as compared to $1.8 million in fiscal 2020.  The increase in R&D expenses is due mainly to higher salaries cost from salary increases, staff additions, higher stock-based compensation expenses and amortization costs.  The Company began deferring canola and pea development expenses from the second quarter of last year and also recorded inventory production costs.  During fiscal 2021, we allocated $1.9 million of R&D costs to inventory production and deferred development costs.

Gross intellectual property expenses increased by $326,000, from $1.5 million in fiscal 2020 to $1.9 million in fiscal 2021.  The Company also has been deferring patent expenses for the pea and canola patent portfolios and this has reduced IP expenditures expensed by $1.1 million for fiscal 2021.  Before the deferral, the higher patent expenditures increase is attributed to increased patenting activity and higher maintenance fees.

General and administrative expenses increased by $1.5 million, from $2.2 million in fiscal 2020 to $3.7 million in fiscal 2021.  About ¾ of the increase is attributed to higher stock-based compensation expense, with the balance to increased salaries, staff additions and higher professional fees.

At March 31, 2021, cash balances totaled $14.0 million compared to $15.0 million at March 31, 2020.  During fiscal 2021, Burcon received proceeds of $5.0 million from the exercise of outstanding warrants.  In addition, Burcon forced the conversion of $7.8 million of outstanding convertible debentures.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to September 2023.  This estimate does not take into account potential proceeds from outstanding convertible securities or royalty revenues from its license agreement.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established in a joint venture between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the timing for listing of the Company's common stock on the Nasdaq, the continued listing on the Toronto Stock Exchange, the withdrawl from the OTCQB, shareholder value, the Company's visibility and liquidity, the Company's development in the food industry, the Company's intellectual property portfolio and Merit Foods. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include receipt of all regulatory approvals for listing of the Company's common stock on the Nasdaq; the duration and effects of COVID-19; the actual results of business negotiations; marketing activities; adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2021 and 2020
(Prepared in Canadian dollars)
	March 31,	March 31,
	2021	2020
	$	$
Assets
Current assets
Cash and cash equivalents	13,972,659	15,030,988
Amounts receivable	338,715	332,248
Inventory	132,473	132,142
Prepaid expenses	154,757	289,278
	14,598,604	15,784,656

Property and equipment	1,005,760	470,504
Deferred development costs	4,463,748	1,554,584
Investment in and loan to Merit Functional Foods Corporation	16,401,703	12,204,538
Goodwill	1,254,930	1,254,930

	37,724,745	31,269,212

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,418,049	1,067,251
Lease liability	28,431	-
Deferred revenue	-	275,578
Accrued interest	-	249,310
	1,446,480	1,592,139

Lease liability	5,266	-
Convertible debentures	-	6,731,350

	1,451,746	8,323,489

Shareholders' Equity
Capital stock	114,106,836	98,046,103
Contributed surplus	14,058,654	9,030,861
Options	6,490,537	9,673,821
Warrants	594,621	1,792,168
Convertible debentures	-	2,762,927
Deficit	(98,977,649)	(98,360,157)

	36,272,999	22,945,723

	37,724,745	31,269,212

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years ended March 31, 2021 and 2020

(Prepared in Canadian dollars)
	2021	2020
	$	$
Revenue
Research income	250,000	-
Royalty income	8,646	31,134
	258,646	31,134

Expenses
Research and development	414,005	721,851
Intellectual property	785,957	846,137
General and administrative	3,654,142	2,186,273
	4,854,104	3,754,261

Loss from operations	(4,595,458)	(3,723,127)

Interest and other income	446,765	247,918

Management fee income	342,469	364,210

Gain on dilution of investment in Merit Functional
Foods Corporation	6,384,942	-

Share of loss in Merit Functional Foods Corporation	(2,421,459)	(939,806)

Interest and other expense	(770,404)	(589,277)

Other	(4,347)	6,588

Loss and comprehensive loss for the year	(617,492)	(4,633,494)

Basic and diluted loss per share	(0.01)	(0.06)